

April 21, 2011

Mr. Bryan P. Healey
Chief Financial Officer
Kent Financial Services, Inc.
5305 Miramar Lane
Colleyville, Texas 76034

> **Re:** **Kent Financial Services, Inc.**
> **Form 10-K for the year ended 12/31/2010**
> **Filed on 3/18/2011**
> **File No. 001-07986**

Dear Mr. Bryan P. Healey

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2010

Financial Statements and Notes

Note 11 – Subsequent Events, page 27

1.   We note that on March 28, 2011, you issued a press release announcing the acquisition of a single tenant office building that is 100% leased to the General Services Administration (GSA) for $4.3 million. Please tell us how you considered the guidance outlined in Rule 8-06 of Regulation S-X in determining whether audited income statements of the property are required. In addition, please clarify whether the property is net leased to the GSA.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Wilson K. Lee at (202) 551 – 3468 or me at (202) 551 – 3486 if you have any questions.

Sincerely,

Daniel L. Gordon
Branch Chief